

September 19, 2013

Via E-mail
William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

> **Re: Gaming and Leisure Properties, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 30, 2013**
> **File No. 333-188608**

Dear Mr. Clifford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

GLPI Unaudited Pro Forma And Forecasted Consolidated Financial Statements

Unaudited Forecasted Consolidated Income Statement, page 77

1.   We note your response to our prior comment five. We remain unclear how your current presentation complies with the requirements of paragraph 8.06 of the AICPA Guide for Prospective Financial Information. Specifically, we are unclear how your presentation of "gaming, food and beverage revenues, net of promotional allowances" and "TRSs operating expenses" as single line items in the unaudited forecasted consolidated income statement is consistent with the format that would be presented in the historical financial statements. Please revise your presentation to provide separate disclosure of each significant revenue and expense line item related to your operating casinos in accordance with Rule 5-03 of Regulation S-X or explain to us why no revision is necessary.

2.   We note your disclosure that your forecasted results include 2.5 months of rental income from two facilities currently under construction. We further note your disclosure that your forecasted results include a full year of rental income related to a casino which may be forced to close as early as July 2014. Please revise your disclosure to quantify the amount of rental revenue included for each of these casinos.

Note 2 – Forecasted Adjustments

Footnote (B), page 83

3.   We note your disclosure that you have assumed net revenues and operating expenses at certain casinos will decrease as a result of items such as increased competition and reductions in gaming taxes. Please revise your disclosure to quantify the assumptions used in preparing your forecast.

Note 3-Pro Forma Adjustments

Footnote (I), page 85

4.   We note your response to our prior comment 9. Please revise your disclosure to clearly state, if true, that the purpose of this adjustment is to reflect proceeds from the issuance of debt that will be remitted to Penn. In your revised disclosure please indicate that this transaction will occur immediately prior to the spin off transaction. Finally, please revise your disclosure on page 76 to include a more detailed discussion of how the company intends to account for the spin off transactions.

Footnote (O), page 85

5.   Please tell us how this adjustment is factually supportable.

Note 6 – Significant changes in Financial Position, page 87

6.   We note your disclosure that you have forecasted that GLPI will pay dividends at $210.9 million during the twelve months ended October 31, 2014. Please tell us, and revise your dividend policy to include a detailed explanation of your rational basis for this forecasted dividend.

Discussion of Historical Operations of GLPI's TRSs, page 94

Financial Results, page 94

7.   In your amended filing please update your financial results to include a discussion of the interim information included in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotkas, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel